PricewaterhouseCoopers LLP PwC Tower, 18 York Street, Suite 2500, Toronto, Ontario, Canada M5J 0B2 T: +1 416 863 1133, F: +1 416 365 8215, Fax to mail: ca_toronto_18_york_fax@pwc.com, www.pwc.com/ca “PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership. February 16, 2026 Audit Committee Members of Organigram Global Inc., 1400 145 King St. West Toronto, ON M5H 1J8 To: Audit Committee Members Enclosed is our response to the change of auditor notice dated February 10, 2026 in accordance with National Instrument 51-102. We understand that this letter will be reviewed and approved by the audit committee, filed with: British Columbia Securities Commission; Alberta Securities Commission; Financial and Consumer Affairs Authority of Saskatchewan; Manitoba Securities Commission; Ontario Securities Commission; Autorité des marchés financiers (Québec); Financial and Consumer Services Commission (New Brunswick); Nova Scotia Securities Commission; Office of the Superintendent of Securities Service Newfoundland and Labrador; Financial and Consumer Services Division (Prince Edward Island); Office of the Superintendent of Securities (Northwest Territories); Office of the Yukon Superintendent of Securities; and Office of the Superintendent of Securities Nunavut prior to February 24, 2026, and included in the information circular accompanying the notice of any meeting of shareholders at which action is to be taken concerning a change in auditor. Yours very truly, Chartered Professional Accountants

PricewaterhouseCoopers LLP PwC Tower, 18 York Street, Suite 2500, Toronto, Ontario, Canada M5J 0B2 T: +1 416 863 1133, F: +1 416 365 8215, Fax to mail: ca_toronto_18_york_fax@pwc.com, www.pwc.com/ca “PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership. February 16, 2026 To: British Columbia Securities Commission; Alberta Securities Commission; Financial and Consumer Affairs Authority of Saskatchewan; Manitoba Securities Commission; Ontario Securities Commission; Autorité des marchés financiers (Québec); Financial and Consumer Services Commission (New Brunswick); Nova Scotia Securities Commission; Office of the Superintendent of Securities Service Newfoundland and Labrador; Financial and Consumer Services Division (Prince Edward Island); Office of the Superintendent of Securities (Northwest Territories); Office of the Yukon Superintendent of Securities; and Office of the Superintendent of Securities Nunavut We have read the statements made by Organigram Global Inc. in the attached copy of change of auditor notice dated February 10, 2026, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102. We agree with the statements concerning PricewaterhouseCoopers LLP in the change of auditor notice dated February 10, 2026. Yours very truly, Chartered Professional Accountants